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February 11, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re:	Model Performance Mini Corp.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted December 3, 2021

CIK: 0001874074

Dear Mr. Derby:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on December 3, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated December 17, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form F-4 DRS/A filed December 3, 2021

Cover Page

1.	We note your response to prior comment 9. On the cover page, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

Response: We acknowledge the Staff’s comments and have revised the disclosure on the cover page of the Amendment.

Summary of the Proxy Statement/Prospectus, page 14

2.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements and that those agreements are designed to provide your Wholly Foreign-Owned Enterprise (WFOE) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you will be the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: We acknowledge the Staff’s comments and have revised the disclosure on the cover page and page 14 of the Amendment.

MMV's VIEs and China Operations, page 14

3.	We note your response to prior comment 6. Please include a diagram that shows the post business combination equity ownership and the corporate structure that includes Model Performance Mini Corp and Model Performance Acquisition Corp. In that regard, we note that the diagram shows an equity ownership in MultiMetaVerse, Inc. (Cayman), that differs from the post-business combination beneficial ownership table. In addition, revise to clarify any consideration that will be received by current equity owners in MultiMetaVerse, Inc. (Cayman) as part of the business combination and reorganization.

Response: We acknowledge the Staff’s comments and have included a diagram that shows the post business combination equity ownership and the corporate structure that includes Model Performance Mini Corp. (renamed as MultiMetaVerse Holdings Limited) on page 30 of the Amendment.

We acknowledge the Staff’s comments and kindly advise the Staff that we have disclosed on pages 6, 21, 117, 140, and 206 of the Amendment the consideration that will be received by current equity owners in MultiMetaVerse, Inc. (Cayman) from the business combination and reorganization.

Interests of Certain Persons in the Business Combination, page 28

4.	We note your response to prior comment 13. Please revise include a section that provides the combined aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 7, 30-31 and 137 of the Amendment.

5.	We note your response to prior comment 14. Please revise to specifically state that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 7, 31 and 137 of the Amendment.

6.	We note your response to prior comment 15. Please clarify whether the sponsor or the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 228-230 of the Amendment.

7.	Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 33, and 86 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MMV

Results of Operations

Six Months Ended June 30, 2021 Compared with Six Months Ended June 30, 2020, page 186

8.	We note that MMV's merchandise revenue increased by 72.9% while cost of inventory increased by 97.6%. Please expand the discussion to describe any trends inherent in these changes relative to each other, such as reduced profit margins on merchandise sales.

Response: We acknowledge the Staff’s comments and have revised the disclosure on pages 192-193 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 199

9.	Please revise the pro forma statements of operations on page 204 so that the amounts presented for the six months ended June 30, 2021 for MMV (Historical) are consistent with amounts presented on page F-38.

Response: We acknowledge the Staff’s comment and have revised page 210 so that the amounts presented for the six months ended June 30, 2021 for MMV (Historical) are consistent with amounts presented on page F-38.

10.	Please revise the pro forma statement of operations to include MPAC (Historical) amounts for the nine months ended September 30, 2021, the most recent interim period included in the filing for MPAC.

Response: We acknowledge the Staff’s comment and inform the Staff that the pro forma statement of operations was correctly included MPAC (Historical) amounts for the nine months ended September 30, 2021. However, there was an error in the period title of the pro forma statement of operations. The Company has corrected the period title of the pro forma statement of operations on page 209 of the Amendment to state that it is for the period from January 8, 2021 through September 30, 2021.

11.	Refer to the disclosure of share-based compensation on pages F-45 and F-83 regarding the share-based compensation agreement with Mr. Xu Yiran. We note that the repurchase right for the remaining 50% of transferred shares will be waived upon completion of the MPAC merger. Please include a note to the pro forma financial information describing the impact of the merger on the unrecognized compensation expense of US$21.9 million, since the terms of the agreement stipulate that the performance condition will be satisfied at the time of the completion of the merger. Clarify in the disclosure that while this expense is directly attributable to the transaction and is factually supportable, there is no continuing impact on the registrant. Refer to Rule 11-02(a)(11)(i) of Regulation S-X for guidance.

Response: We acknowledge the Staff’s comment and have revised pages 208 to 210 to include a note to the pro forma financial information describing the impact of the merger on the unrecognized compensation expense of US$21.9 million.

Security Ownership of Certain Beneficial Owners and Management, page 228

12.	We note your response to prior comment 34. Please revise to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table, including Boothbay Fund Management and Space Summit Capital LLC.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 241 of the Amendment.

Financial Statements - MultiMetaVerse, Inc.

Note 10. Subscription Receivable, page F-46

13.	Please tell us the basis in US GAAP for the retrospective recognition of a subscription receivable prior to the incorporation of the Company.

Response: After Reorganization, MultiMetaVerse, Inc. became the reporting entity which met the definition of changes in reporting entities of ASC 250-10-20 Accounting changes and error corrections: A change that results in financial statements that, in effect, are those of a different reporting entity. A change in the reporting entity is limited mainly to the following:

a. Presenting consolidated or combined financial statements in place of financial statements of individual entities

b. Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented

c. Changing the entities included in combined financial statements.

According to ASC250-10-45-1, an accounting change resulting in financial statements that are, in effect, of a different reporting entity than previously reported on, is retrospectively applied to the financial statements of all prior periods presented in order to show financial information for the new reporting entity for all periods. Thus, the ordinary shares was presented on a retroactive basis and subscription receivables were recognized at the same time.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP
cc: Serena Shie